FT Global Capital, Inc.

5 Concourse Parkway, Suite 3000

Atlanta, GA, 30328

VIA EDGAR

March 9, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Karina Dorin

Re:	MingZhu Logistics Holdings Limited
Registration Statement on Form F-1
Filed March 9, 2021
File No. 333-253950

Dear Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 5:00 p.m. ET on March 9, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Commission under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the Preliminary Prospectus, dated March 8, 2021, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that it has complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

FT Global Capital, Inc.

By: /s/ Patrick J. Ko
Authorized Representative